UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

16 March 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seattle Genetics, Inc.

File No. 0-32405 -- CF# 27581

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Seattle Genetics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2011.

Based on representations by Seattle Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 1, 2020
Exhibit 10.4	through June 15, 2019
Exhibit 10.5	through November 5, 2019
Exhibit 10.6	through April 18, 2020
Exhibit 10.7	through August 24, 2020
Exhibit 10.8	through November 18, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel